Amendment No. 1 to Bylaws of Golden Hope Resources Corp.
Dated November 4, 2005

Section 3.11 of Article III of the Bylaws of Golden Hope Resources Corp., a Nevada corporation, is hereby deleted in its entirety and replaced with the following:

“3.11 Board of Director Vacancies.

Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, the director(s) remaining in office shall fill the vacancy. If the directors remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled by the Board of Directors before the vacancy occurs, but the new director may not take office until the vacancy occurs.

The term of a director elected to fill a vacancy expires at the next shareholders’ meeting at which directors are elected. However, if his term expires, he shall continue to serve until his successor is elected and qualified or until there is a decrease in the mumber of directors.”